MEMORANDUM

TO:Soo Im-Tang
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
U. S. Securities and Exchange Commission
FROM:Jennifer Grau, Esq.
Senior Attorney, Insurance Legal & Product Development
DATE:April 15, 2026
SUBJECT:Response to Comment for the Initial Registration Statements filed on Form N-4 for File Nos. 333-292237
& 333-292238; Jackson National Life Insurance Company, and File Nos. 333-292244 & 333-292247;
Jackson National Life Insurance Company of New York

This memorandum is in response to the comment you provided verbally on April 15, 2026, for the above referenced filings.
In the interest of convenience for the staff of the Securities and Exchange Commission ("SEC"), this memorandum provides our understanding of the specific comment, followed respectively by a narrative response (in bold). Unless indicated otherwise below, the following comment and response applies to all registration statements referenced above.
Pre-effective amendments to the above-referenced registration statements will subsequently be filed in response to the comment.
Distribution of Contracts
1.In response to Comment 29 provided by the staff on February 23, 2026, you provided a supplemental explanation on the distinction between Independent Registered Investment Advisors and Registered Investment Advisors.  Please
include this explanation in the Distribution of Contracts section prospectus where reference is made to Independent
Registered Investment Advisors.
Response: We have incorporated this explanation into the Distribution of Contracts section as follows:
"When a contract is offered to persons who are also customers of an Independent
Registered Investment Advisor, JNLD may act in its capacity as a Selling Firm and be responsible for delivering disclosure documents and making recommendations that are in the best interest of the customer.  Independent Registered Investment Advisors are
Registered Investment Advisers that are not affiliated with a Broker-Dealer, and who require additional support in the recommendation and sale of contracts. Neither JNLD nor the Independent Registered Investment Advisors receive commission when one of their customers purchases a contract from JNLD. JNLD will not make marketing support payments to Independent Registered Investment Advisors if the payment or non-cash compensation is preconditioned on achievement of a sales target or on achievement of maintaining a level of premium with Jackson." (Emphasis added for the purpose of highlighting the new disclosure.)
Please contact me at (517) 367-3754 if you have any questions or require additional information.